UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Amendment of Promissory Note

On February 2, 2024, Mercurity Fintech Holding Inc. (the “Company”) entered into an amendment agreement with a noteholder to amend the terms of its unsecured convertible promissory note issued on February 2, 2023 with a principal amount of $9 million (the “Note”). In connection with such amendment, the Company will repay $1.5 million of the principal amount to the noteholder, and the parties have agreed to extend the maturity date for the repayment of the Note to February 1, 2025, and update the conversion price of the Note to $0.68 per ordinary share. The Note shall continue to bear non-compounding interest at a rate per annum equal to 5%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

Date: February 2, 2024